Exhibit 99.1

	Masterworks 119, LLC

	Gross Artwork Sale Proceeds	$5,500,000.00
(+)	Cash on Balance Sheet	$110.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$5,500,110.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(222,582.00)
=	Distributable Proceeds to Class A Shares	$5,277,428.00
(/)	Total Class A Shares Outstanding	219,355*
=	Distributable Proceeds per Class A Share	24.06
(/)	Initial Offering Price per Class A Share	20.00
=	Multiple on Invested Capital (MOIC)	1.20

	Offering period
	Cash Receipt Date	12/7/2023
(-)	Final Offering Close Date	7/29/2022
=	Days from final close to cash receipt	496
(/)	Days of year	365
=	IRR Period (in years)	1.36

	IRR Calculation
	MOIC	1.20
	IRR Period (in years)	1.36
	IRR	14.6%

*Reflects 4,405 Class A shares issued in respect of administrative service fees to Masterworks Administrative Services, LLC.